EXHIBIT 12.1 NIKE, Inc. Computation of Ratio of Earnings to Fixed Charges
The following disclosure reflects the Company's continuing operations:

	Year Ended May 31,
(In millions)	2014	2013	2012	2011	2010
Net income from continuing operations	$2,693	$2,451	$2,257	$2,163	$1,916
Income taxes	851	805	754	689	612
Income before income taxes	3,544	3,256	3,011	2,852	2,528
Add fixed charges
Interest expense(1)	58	23	31	32	33
Interest component of leases(2)	53	48	42	39	36
TOTAL FIXED CHARGES	111	71	73	71	69
Earnings before income taxes and fixed charges(3)	$3,655	$3,327	$3,084	$2,923	$2,597
Ratio of earnings to total fixed charges	32.9	46.9	42.2	41.2	37.6

(1)	Interest expense includes interest both expensed and capitalized.

(2)	Interest component of leases includes one-tenth of rental expense which approximates the interest component of operating leases.

(3)	Earnings before income taxes and fixed charges are exclusive of capitalized interest.